UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DURECT CORPORATION

(Name of Subject Company (Issuer))

BHC LYON MERGER SUB, INC.

a wholly owned subsidiary of

BAUSCH HEALTH AMERICAS, INC.

a wholly owned subsidiary of

BAUSCH HEALTH COMPANIES INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

266605500

(CUSIP Number of Class of Securities)

Seana Carson

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada H7L 4A8

Telephone: (800) 361-1448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067-1725

Telephone: (310) 712-6630

Scott B. Crofton

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

Telephone: (212) 558-4682

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2025, by BHC Lyon Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“BHA”) and an indirect subsidiary of Bausch Health Companies Inc., a corporation continued under the laws of the Province of British Columbia (“BHC”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DURECT Corporation, a Delaware corporation (“DURECT”), at a price of $1.75 per Share, net to the seller of such Share in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan (as defined in the Offer to Purchase) in respect of the applicable milestone, in each case, without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement (as defined in the Offer to Purchase) by and between BHA and a rights agent mutually agreeable to BHA and DURECT, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 12, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and the related withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on September 10, 2025. Equiniti Trust Company, LLC, in its capacity as the depositary (the “Depositary”) has advised the Purchaser that, as of the Expiration Time, a total of 19,984,767 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 62% of the then-outstanding Shares. As a result, the Minimum Condition has been satisfied. In addition, the Depositary has advised the Purchaser that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for a total of 729,560 Shares, representing approximately 2% of the then-outstanding Shares. As the Minimum Condition and each of the other Offer Conditions have been satisfied, the Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares validly tendered and not validly withdrawn pursuant to the Offer, on September 10, 2025, BHA, DURECT and the Purchaser consummated the Merger pursuant to the terms of the Merger Agreement in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by DURECT stockholders, with the separate corporate existence of the Purchaser ceasing and DURECT continuing as the surviving corporation in the Merger under the name “DURECT Corporation,” thereby becoming a wholly owned subsidiary of BHA.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (a) Shares owned by BHA, the Purchaser or DURECT (or held in DURECT’s treasury), or by any direct or indirect wholly owned subsidiary of BHA or the Purchaser, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any DURECT stockholders who have properly and validly demanded and perfected their appraisal rights in compliance with Section 262 of the DGCL) was automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. In connection with the consummation of the Offer and the Merger, the Shares will be delisted from the Nasdaq Capital Market LLC and will be deregistered under the Exchange Act.

On September 11, 2025, BHC and DURECT issued a joint press release announcing the expiration and results of the Offer and the consummation of the Merger, which is attached as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Joint Press Release, dated as of September 11, 2025, issued by Bausch Health Companies Inc. and DURECT Corporation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAUSCH HEALTH COMPANIES INC.

By	/s/ Jean-Jacques Charhon
Name: Jean-Jacques Charhon
Title: Executive Vice President, Chief Financial Officer
Date: September 11, 2025

BAUSCH HEALTH AMERICAS, INC.

By	/s/ William Woodfield
Name: William Woodfield
Title: Senior Vice President, Treasurer
Date: September 11, 2025

BHC LYON MERGER SUB, INC.

By	/s/ William Woodfield
Name: William Woodfield
Title: Treasurer and Secretary
Date: September 11, 2025